FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2015

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing the resignation of one Director.

Santiago, June 25, 2015

Mr.
Eric Parrado Herrera
Superintendent of Banks and Financial Institutions

Subject: Essential Information

Mr. Superintendent:

In accordance with Articles 9 and 10 of the Securities Law N° 18,045 and Chapter 18-10 of the Compilations of Regulations of that Superintendency, I hereby inform, as Essential Information, that, at the Board of Directors’ meeting held on June 25, 2015, it was resolved to accept the resignation of the Director and Vice President of the Board Mr. Francisco Aristeguieta Silva.

Also, in the same meeting, the Board of Directors appointed Mrs. Jane Fraser as new Director and new Vice President of the Board, until the next Ordinary Shareholder’s Meeting.

Sincerely,

Arturo Tagle Quiroz
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2015

Banco de Chile

/s/ Arturo Tagle Q.
	By:	Arturo Tagle Q.
CEO